

Kokoro Spirits, LLC. (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years and months ended December 31, 2019 & 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kokoro Spirits, LLC.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2018 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
July 22nd, 2020

Vincenzo Mongio

Kokoro Spirits, LLC

Statement of Operations

	6/27/18 (inception) - 12/31/18	1/1/2019 - 12/31/2019
Revenue	$ -	$ -
Operating Expenses		
Research and Development	$ -	$ 5,688
Advertising and Marketing	$ -	$ 1,084
General & Administrative	$ 8,638	$ 61,350
Total Operating Expenses	$ 8,638	$ 68,121
Net Loss From Operations	$ (8,638)	$ (68,121)

Kokoro Spirits, LLC

Statement of Financial Position

	As of 12/31/18	As of 12/31/2019
Assets		
Total Assets	$ -	$ -
Liabilities		
Current Liabilities		
Accounts Payable/Related Party	$ 8,638	$ 76,759
Total Liabilities	$ 8,638	$ 76,759
Equity		
Accumulated Deficit	$ (8,638)	$ (76,759)
Total Equity	$ (8,638)	$ (76,759)
Total Liabilities and Equity	$ -	$ -

Kokoro Spirits, LLC

Statement of Cash Flows

	6/27/18 (inception) - 12/31/18	Year ended 12/31/19
Cash at beginning of period	$ -	$ -
Net Loss from Operations	$ (8,638)	$ (68,121)
Adjustments to Net Loss		
Increase in Accounts Payable	$ 8,638	$ 68,121
Total Adjustments	$ 8,638	$ 68,121
Cash used by Operating Activities	$ -	$ -
Cash from Investing Activities	$ -	$ -
Cash from Financing Activities	$ -	$ -
Total net cash proceeds/uses during period	$ -	$ -
Cash at end of period	$ -	$ -

Kokoro Spirits, LLC

Statement of Changes in Shareholders Equity

	Common Stock		Accumulated Deficit	Total Stockholder Equity
	# of Shares	Amount		
Inception 6/27/2018				$ -
Net Loss			$ (8,638)	$ (8,638)
Shareholder Distributions				$ -
As of 12/31/2018			$ (8,638)	$ (8,638)
Net Loss			$ (68,121)	$ (68,121)
Shareholder Distributions				$ -
As of 12/31/2019			$ (76,759)	$ (76,759)

Kokoro Spirits, LLC
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

Kokoro Spirits, LLC. ("the Company") was formed on June 19, 2020 under the laws of the State of California. The Company is a bottler of fine spirits.

The Company will conduct an equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Related Party Accounts Payable

The company has entered into a cost sharing arrangement with an entity owned by the CEO. Expenses to date have been funded by the company and are to be reimbursed at the discretion of the CEO.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company was a single member LLC as of December 31, 2019. See note 7.

Note 6 - Related Party Transactions

See note 3.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 23, 2020, the date these financial statements were available to be issued. In June 2020 the company converted to a California C Corporation. 1 million shares of common stock were authorized and 600,000 were issued to the CEO.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetay1 and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Concentration Risk: financial support

A shareholder has provided a material amount of financial support to the company via a cost sharing arrangement. Should this shareholder be unwilling to continue funding operations or should our attempts to raise funds be unsuccessful there could be a material adverse impact on our results of operations.

Concentration risk: supplier, products, and services

We currently provide a single product offering via a single supplier. If we do not develop successful new services or improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve products both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The company has yet to commence principal operations and will require additional funding via the cost sharing arrangement mentioned in Note 3 or additional financing. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.